Filed by Visa Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Visa Inc.

(Commission File No. 333-143966)

Visa USA Member Communication Visa Leadership Changes

The following update provides information about executive management changes that took place at Visa this week.

The Visa USA board of directors has appointed John Partridge, President of Inovant LLC, Visa’s global transaction processing and information technology subsidiary, to the position of interim President of Visa USA. This appointment followed the resignation of John Philip Coghlan, who joined Visa in 2005.

John Partridge has led Inovant and served as a member of Visa USA’s Executive Management Committee for the past eight years, giving him a thorough understanding of the U.S. payments business.

Visa also named Hans Morris to the position of President of Visa Inc., effective September 1, 2007. As we have previously announced, Visa Inc. will officially begin conducting business following a series of mergers involving Visa Canada, Visa USA and Visa International.

As President of Visa Inc., Hans will oversee the management of Visa Inc.’s global and local relationships with key stakeholders, including card issuers, merchant acquirers, merchants and third-party processors. In addition, Hans will have global responsibility for Visa’s marketing organization, including managing the Visa brand. All Visa Inc. regional client services organizations and Regional Presidents, including the President of Visa USA, will report to Hans. He will be based in San Francisco and report directly to Visa Inc.’s Chairman and Chief Executive Officer, Joseph W. Saunders.

The Visa USA board of directors will work closely with Joe Saunders and Hans Morris to appoint a permanent President of Visa USA. Until then, as acting President, John Partridge will lead Visa USA and serve on the Visa International board as Visa USA’s management representative.

Additional Information and Where You Can Find It:

This communication is being made in respect of the proposed restructuring. In connection with the proposed restructuring, Visa has filed and will be filing documents regarding the proposed transaction with the SEC, including a registration statement on Form S-4 containing a proxy statement-prospectus. We urge members to read the registration statement, the definitive proxy statement-prospectus regarding the proposed restructuring and any other relevant documents carefully and in their entirety when they become available because they will contain important information about the proposed restructuring. The definitive proxy statement-prospectus will be mailed to voting members of Visa International, Visa USA and Visa Canada. You may obtain copies of any of these documents filed with the SEC that contain information about the proposed restructuring free of charge at the Web site maintained by the SEC at www.sec.gov or from Visa Inc., Investor Relations, at P.O. Box 8999, San Francisco, California 94128-8999.